March 5, 2009

 Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attn: Mr. Mark Kronforst

RE:	4Kids Entertainment, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 17, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 10, 2008
File No. 001-16117

Ladies and Gentlemen:

4Kids Entertainment, Inc. (the “Company” or “4Kids”) is sending a supplemental response to a letter sent by the Company on March 3, 2009 related to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the supplemental comment letter dated February 18, 2009 referencing the supplemental comment letter dated January 23, 2009 and referencing the original comment letter dated December 5, 2008 from Mr. Mark Kronforst of the Commission to Alfred R. Kahn of the Company relating to the Company’s Form 10-K for Fiscal Year Ended December 31, 2007 and Form 10-Q for Fiscal Quarter Ended September 30, 2008, and the related supplemental comment letter dated December 30, 2008. The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made. The Company has included below a copy of the comment to which it is responding.

Additionally, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Notes to Consolidated Financial Statements

Note 9. Related Party, Page 17

Comment: We have read your response to prior comment number 2 and note that you believe your arrangements fall outside the scope of SOP 00-2 as co-production or co-financing arrangements. However, you do not offer any support for considering the cost recoveries revenue other than an analysis under EITF 99-19. Further, it remains unclear whether these arrangements are now considered collaborative arrangements pursuant to EITF 07-1. Note that, under EITF 07-1, EITF 99-19 is only applied to transaction between parties that do not participate in the arrangement and EITF 99-19 only addresses whether revenue should be recorded on a gross or net basis. In more general terms, EITF 99-19 does not address our concern that the amounts in question may not be the results of revenue-generating activities. Please provide us with additional support for considering these cost recoveries to be revenue generating activities including, but not limited to, industry practice (episodic television and films). In addition, provide us with an analysis regarding the current applicability of EITF 07-1 to these arrangements.

Response: EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, discusses whether a company should report revenue based on (a) the gross amount billed to a customer because it has earned revenue from the sale of the goods or services or (b) the net amount retained (that is, the amount billed to the customer less the amount paid to a supplier) because it has earned a commission or fee.

Additional indicators determined by the Company of gross presentation include:

▪	The Company turns a profit for the services it provides.
▪	The Company is the primary obligor in the arrangement – the Company is responsible for the fulfillment of the service.
▪	The Company has latitude in establishing price – the Company has discretion in setting the costs to be reimbursed.
▪	The Company changes the product or performs part of the service – the Company is the party performing the service (adaptation).
▪	The Company has discretion in supplier selection – similar to above point, the Company is the service provider and if not, has the ability to select a third party to perform.
▪	The Company has credit risk – the Company takes on the collection risk for amounts billed to the customer.

EITF 01-14, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred, reached a consensus that reimbursements received for out-of-pocket expenses incurred should be characterized as revenue in the income statement.  Based on the collective weight of the EITF 99-19 indicators (placing an emphasis on the primary obligor indicator) above, the Task Force agreed that characterization of reimbursements received for out-of-pocket expenses incurred as revenue is appropriate.  The Task Force observed that that conclusion is consistent with the conclusion reached by analogy to Issue 00-10, Accounting for Shipping and Handling Fees and Costs.

If you have further questions regarding these matters, it may be helpful to schedule a conference call within the next two days to discuss these comments prior to the filing of our form 10-K for the year ended December 31, 2008. Please feel free to contact me at (212) 758-7666.

Sincerely,

/s/ Bruce R. Foster

Bruce R. Foster

Executive Vice President and Chief Financial Officer

4Kids Entertainment, Inc.